UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.4)*

China Housing & Land Development, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16939V202

(CUSIP Number)

Pingji Lu

1008 LIUXUE ROAD, BAQIAO DISTRICT

XI’AN, SHAANXI PROVINCE 710038 P.R. CHINA

86-29-83328813

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A	Page 2 of 4

This Amendment No. 4 (this “Amendment”) supplements and amends the Schedule 13D (the “Original Filing”) filed on November 28, 2014 by Mr. Pingji Lu (“Mr. Lu” or the “Reporting Person”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of China Housing & Land Development, Inc., a Nevada corporation (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Filing. Except as specifically amended and supplemented by this Amendment or Amendment Numbers 1, 2 and 3, all other provisions of the Original Filing shall remain in full force and effect.

CUSIP No. 16939V202

1	NAMES OF REPORTING PERSONS Pingji Lu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,034,502*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,034,502*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,034,502*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.74%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Reflects change in number of shares held post execution of a one-for-five reverse stock split which became effective on April 24, 2015 (such reverse stock split, the “Reverse Split”).

** Based on 7,017,869 shares of Common Stock of the Issuer outstanding as of August 12, 2015.

Schedule 13D/A	Page 3 of 4

Item 4. Purpose of Transaction.

Item 4 of the Original Filing is hereby amended by adding the following at the end thereof:

In light of the Issuer’s current circumstances and financial condition, on August 26, 2015, Mr. Lu, Ms. Jing Lu and Ms. Fang Nie, submitted a proposal to the Board to consider implementing a reverse stock split similar in nature to the reverse stock split that was previously considered by the Issuer in late 2014 (the “Proposal”). The Board formed a special committee of independent directors of the Board (the “Special Committee”) to consider the Proposal. The Special Committee retained independent legal and financial advisors to assist the Special Committee in its evaluation of the Proposal as well as any other strategic alternatives. The members of management of the Issuer submitted a revised Proposal to the Special Committee for its consideration on September 11, 2015. Currently, the Special Committee and members of management of the Issuer are in discussions regarding the Proposal, and the terms and the timing of the proposed reverse stock split have not yet been determined. Such a reverse stock split would be subject to further approval by the Board.

Discussions regarding the Proposal referenced above are subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that the Reporting Person will support or otherwise stay involved, either individually or with others, in connection with any proposed reverse stock split, should such a reverse stock split be approved by the Board and later submitted to stockholders for their approval.

Item 5. Interest in Securities of the Issuer.

Item 5, subparts (a) and (b) of the Original Filing are hereby amended and restated in their entirety as follows:

(a)-(b) As of the date of filing of this Amendment, Mr. Lu beneficially owned 1,034,502 shares of the Common Stock, representing approximately 14.74% of the Issuer’s outstanding Common Stock based on 7,017,869 shares of Common Stock of the Issuer as of August 12, 2015. Of these 1,034,502 shares of the Common Stock, Mr. Lu had (a) sole voting and sole dispositive power with respect to 1,034,502 shares of the Common Stock and (b) shared voting and shared dispositive power with respect to 0 shares of the Common Stock.

Schedule 13D/A	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2015

PINGJI LU

By: /s/ Pingji Lu
Pingji Lu, Individually